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                                                                      EXHIBIT 20


                                                                    NEWS RELEASE
                                                                    NEWS RELEASE
                                                                    NEWS RELEASE

[FORTUNE BRANDS LOGO]
Fortune Brands, Inc., 300 Tower Parkway, Lincolnshire, IL  60069



CONTACT:
MEDIA RELATIONS:                    INVESTOR RELATIONS:
CLARKSON HINE                       ANTHONY J. DIAZ
(847) 484-4415                      (847) 484-4410


                            FORTUNE BRANDS ANNOUNCES
                       KITCHEN & BATH CABINETS ACQUISITION
      PURCHASE OF THE OMEGA GROUP ENHANCES COMPETITIVE POSITION, INCREASES
        COMPANY'S ANNUALIZED CABINET SALES 40% TO MORE THAN $1.1 BILLION

Lincolnshire, IL, April 5, 2002 - Fortune Brands, Inc. (NYSE: FO), the consumer products company, today announced that its home products business has signed a definitive agreement to purchase The Omega Group, a growing, privately-held manufacturer of high-quality kitchen and bath cabinetry.

Fortune Brands' kitchen and bath cabinet business, MasterBrand Cabinets, Inc.
(MBCI), is the second largest North American cabinet manufacturer and generated approximately $810 million in year 2001 sales through all major distribution channels, including home centers, kitchen and bath dealers, wholesalers and major builders. The Omega Group's net sales reached $325 million in 2001 through the Omega, Kitchen Craft and Home Crest brands. Primarily a supplier of custom, semi-custom and frameless semi-custom cabinetry to kitchen and bath dealers, The Omega Group will enhance MBCI's ability to compete in the highly fragmented dealer channel, the industry's largest channel of distribution.

"At Fortune Brands, we're committed to positioning our businesses for stronger growth and higher returns, and this is another important step forward that builds on the major strategic progress we've made in our two most profitable businesses: Home & Hardware and Spirits & Wine," said Fortune Brands Chairman & Chief Executive Officer Norm Wesley. "We like the demographics and growth opportunities in the kitchen and bath industry, where we've more than tripled our cabinet sales since 1997 with very successful acquisitions - Schrock and NHB
- as well as solid internal sales growth. This is another high-return acquisition that will accelerate our development in one of our most successful and attractive growth markets." With the acquisition, the company's annualized cabinet sales will increase 40% to more than $1.1 billion.

           EXPANDING PRODUCT LINE WITH CUSTOM AND FRAMELESS CABINETRY

"The addition of The Omega Group will enhance our current cabinet business in three important ways," added Rich Forbes, President of MasterBrand Cabinets. "First, we'll enhance our position across key channels of distribution. We've made excellent progress

                                     (more)
                             www.fortunebrands.com
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FORTUNE BRANDS ANNOUNCES KITCHEN & BATH CABINETS ACQUISITION, PAGE 2

growing share in the builder and home center channels, and by adding Omega's established positions among top-tier customers in the dealer channel and in the upscale design centers, we'll increase our presence in these important channels, as well. Second, we'll broaden our product line with Omega's core expertise in custom and frameless semi-custom cabinetry, which complements our current strength in semi-custom, stock and frameless ready-to-assemble cabinets. By adding these new centers of excellence, we'll have a portfolio of products second to none. And third, The Omega Group brings great people - a high-performance management team and an excellent workforce - who will be tremendous contributors to our future growth together."

In its other key distribution channels, Fortune Brands' cabinet unit has developed new customer business to become a supplier to nine of the ten largest North American homebuilders and a stronger partner with the three largest home center chains. Fortune Brands recently announced that The Home Depot has selected MasterBrand Cabinets as the sole supplier for its exclusive Thomasville line of cabinets. As a result, the company's business with The Home Depot will expand from 600 stores to 1400 stores. In addition, The Omega Group brings to Fortune Brands premier positions at growing upscale design centers, including EXPO Design Centers and The Great Indoors, as well as an expanded position in the Canadian market.

                      ACQUISITION SOLIDLY ACCRETIVE IN 2002

The purchase price for The Omega Group is $538 million. "We expect the addition of The Omega Group, which we are purchasing within our targeted valuation range, will generate attractive returns and excellent value for our shareholders," Wesley said. "We're targeting accretion in the range of 8 to 10 cents per share in 2002, with even greater benefits in 2003 and beyond."

The Omega Group is headquartered in Waterloo, Iowa and operates production facilities in Waterloo, as well as in Winnipeg, Manitoba; Goshen, Indiana; and Clinton, Tennessee.

The acquisition is subject to customary closing conditions and regulatory approvals, and is expected to close within the next few weeks.

                                      * * *
Fortune Brands, Inc. is a consumer products company with annual sales exceeding $5 billion. Its operating companies have premier brands and leading market positions in home and hardware products, office products, golf equipment and spirits and wine. Home and hardware brands include Moen faucets, Aristokraft and Schrock cabinets, Master locks and Waterloo tool storage sold by units of MasterBrand Industries, Inc. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, The Dalmore single malt Scotch, Vox vodka and Geyser Peak and Canyon Road wines. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Office brands include Day-Timer, Swingline, Kensington and Wilson Jones sold by units of ACCO World Corporation. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO and is included in the S&P 500 Index.

                                     (more)
                             www.fortunebrands.com

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FORTUNE BRANDS ANNOUNCES KITCHEN & BATH CABINETS ACQUISITION, PAGE 3


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                                      * * *
This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, changes in interest rates, competitive product and pricing pressures, trade consolidations, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, challenges in the integration of acquisitions and joint ventures, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

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